INDONESIA ENERGY CORPORATION LIMITED

Dea Tower I, 11th Floor, Suite 1103

J1. Mega Kuningan Barat Kav. E4.3 No.1-2

Jakarta 12950, Indonesia

November 27, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Lauren Nguyen, Legal Branch Chief

Re:	Indonesia Energy Corporation Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed November 12, 2019
File No. 333-232894

Dear Ms. Nguyen:

Indonesia Energy Corporation Limited, (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 22, 2019, regarding Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed on November 12, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. We have further filed today Amendment No. 3 to the Company’s Registration Statement to reflect changes based on the Staff’s comments.

Registration Statement on Form F-1 as Amended November 12, 2019

Taxation, page 122

1.	We note that the tax opinion filed as Exhibit 8.2 is a short-form tax opinion. Please revise the tax disclosure in your Taxation section to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

We have made the requested changes in Amendment No. 3 to the Registration Statement in response to the Staff’s comment.

General

2.	We note that you have included a price range in the current amendment to your registration statement. Please include all of the information that may not be excluded pursuant to Rule 430A, including your omitted disclosures related to the Use of Proceeds section and the Principal Shareholders table, in the next pre-effective amendment to your registration statement.

We have made the requested changes in Amendment No. 3 to the Registration Statement in response to the Staff’s comment. The Staff is advised that the terms of the underwriter compensation (and resulting disclosure in Amendment No. 3 to the Registration Statement) have been modified per agreement of the Company and the representative of the underwriters.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lawrence Rosenbloom, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

INDONESIA ENERGY CORPORATION LIMITED

	By:	/s/ James J. Huang
		Name:	James J. Huang
		Title:	Chief Investment Officer

cc: Ellenoff Grossman & Schole LLP

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